Exhibit 1

FOR IMMEDIATE RELEASE	1 July 2011

WPP plc (“WPP”)

Voting rights and Capital as at 30 June 2011

WPP confirms that its capital consists of 1,267,404,532 ordinary shares with voting rights.

WPP holds 2,636,781 of its ordinary shares in Treasury.

Therefore, the total number of voting rights in WPP is 1,264,767,751.

The figure of 1,264,767,751 shares may be used by share owners as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change in their interest in WPP, under the FSA’s Disclosure and Transparency Rules.

Contact:

Feona McEwan, WPP	+44 (0)207 408 2204